VIA OVERNIGHT COURIER AND EDGAR

April 25, 2006

Re: MasterCard Incorporated

Registration Statement on Form S-1

File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

Pursuant to my voicemail message, please find enclosed for your review on a supplemental basis the revised artwork that MasterCard Incorporated proposes to include in the prospectus forming a part of the above-referenced Registration Statement relating to the offering of shares of MasterCard’s Class A common stock, par value $0.0001 per share. We plan to include the revised artwork in Pre-Effective Amendment No. 5 to the Registration Statement.

Please do not hesitate to call the undersigned at 212-455-3986 with any questions or comments you may have.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc: MasterCard Incorporated

Timothy H. Murphy, Esq.